BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is August 8, 2008.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               August 8, 2008

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX and via wire by CCN Matthews.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. announces Small Mine Developers to mine at its Jerritt Canyon Mine, Nevada.

5.           Full Description of Material Change

Yukon-Nevada Gold Corp. (the “Company” or “Yukon-Nevada Gold”) announces its has contracted with Small Mine Developers (SMD) to continue mining at its Smith Mine at the Jerritt Canyon Project, Nevada.

President and CEO Graham Dickson stated that “with our present mining plan our underground operations were not showing the profitability needed to continue or to expand our mining operations. However the contractors SMD have been engaged to mine ore grade material at a cost such that it can be processed profitably at our own milling facility.” For two decades now, SMD has been on the leading edge of mechanized underground mining innovation in the western United States.

Yukon-Nevada Gold will now continue to process its own ore, its own stockpiled ore and the stockpiled ore of Newmont under its existing agreement with Newmont which lasts to the end of the year. Yukon-Nevada Gold is in negotiations with Newmont with regard to a further milling agreement on a cost plus basis at a rate of 3,000 tpd.

Yukon-Nevada Gold is additionally pursuing further milling contracts for ore generated in the Jerritt Canyon area which can be processed through either its roasting facility or its separate wet milling facility.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Graham Dickson, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at   Vancouver, British Columbia                                    , this 14th day of August, 2008.

“Graham Dickson”
Graham Dickson, President